THE INTERESTS DESCRIBED HEREIN HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. NO SALE, OFFER TO SELL, OR OTHER TRANSFER OF THE INTERESTS DESCRIBED HEREIN MAY BE MADE BY A MEMBER UNLESS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT, OR UNLESS IN THE OPINION OF COUNSEL TO ELECTRIC PLAYHOUSE NV LLC THE PROPOSED DISPOSITION FALLS WITHIN A VALID EXEMPTION FROM THE REGISTRATION PROVISIONS OF THOSE ACTS.

LIMITED LIABILITY COMPANY AGREEMENT OF ELECTRIC PLAYHOUSE NV LLC

THIS LIMITED LIABILITY COMPANY AGREEMENT (this "**Agreement**") is entered into by the undersigned on this the 9th day of September, 2022, to be effective as of September 9th, 2022 (the "**Effective Date**").

Explanatory Statement

The parties hereto have agreed to organize and operate a limited liability company in accordance with the terms and subject to the conditions set forth in this Agreement.

NOW, THEREFORE, for good and valuable consideration, the parties, intending legally to be bound, agree as follows:

Section I

Defined Terms

The following capitalized terms shall have the meanings specified in this Section I. Other terms are defined in the text of this Agreement and shall have the meanings respectively ascribed to them.

"**Act**" means the Delaware Limited Liability Company Act, as amended from time to time.

"**Adjusted Book Value**" means, with respect to any asset, such asset's adjusted basis for federal income tax purposes, with the following exceptions and adjustments:

(1) The initial Adjusted Book Value of any asset contributed to the Company by a Member shall be the fair market value of such asset (unreduced by liabilities secured by such asset) as determined by the contributing Member and the General Manager;

(2) The Adjusted Book Values of all Company assets shall be adjusted to equal their respective fair market values (unreduced by liabilities secured by such assets), as determined in good faith by the General Manager, as of the following times: (a) the acquisition from the Company of an additional Interest by any new or existing Member in exchange for more

than a *de minimis* Capital Contribution; (b) the distribution by the Company to a Member of more than a *de minimis* amount of Company property as consideration for an Interest; (c) the issuance of an Interest (other than a *de minimis* Interest) in the Company to a service provider as consideration for the provision of services to or for the benefit of the Company; (d) the liquidation of the Company within the meaning of Regulations Section 1.704-1(b)(2)(ii)(g); (e) the issuance by the Company of a noncompensatory option (other than an option for a de minimis Interest) within the meaning of Regulations Sections 1.721-2(f) and 1.761-3(b)(2); and (f) the acquisition of an Interest by any new or existing Member upon the exercise of a noncompensatory option (within the meaning of Regulations Section 1.721-2(f) and 1.761-3(b)(2)) in accordance with Regulations Section 1.704-1(b)(2)(iv)(s); *provided, however*, in the case of (a), (b), (c), (e), and (f) such adjustment shall only be made if the General Manager determines that such adjustment is necessary or appropriate to reflect the relative economic interests of the Members in the Company;

(3) The Adjusted Book Value of any Company asset distributed to any Member shall be the fair market value of such asset (unreduced by liabilities secured by such asset) on the date of distribution;

(4) The Adjusted Book Value of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Regulations Section 1.704-1(b)(2)(iv)(m) and Section 4.3.5 hereof; *provided, however*, that Adjusted Book Values shall not be adjusted pursuant to this subsection (4) to the extent the General Manager determines that an adjustment pursuant to subsection (2) is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this subsection (4); and

(5) The Adjusted Book Value of each asset determined or adjusted pursuant to subsections (1), (2) or (4) above shall thereafter be adjusted by the Depreciation taken into account with respect to such asset in computing Profit or Loss.

"**Adjusted Capital Account Deficit**" means, with respect to any Member, the deficit balance, if any, in the Member's Capital Account as of the end of the relevant taxable year, after giving effect to the following adjustments:

(1) the deficit shall be decreased by the amounts which the Member is obligated to restore pursuant to this Agreement, or is deemed obligated to restore pursuant to Regulations Section 1.704-1(b)(2)(ii)(c) and the penultimate sentences in Regulations Section 1.704-2(g)(l) and 1.704-2(i)(5); and

(2) the deficit shall be increased by the items described in Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5), and (6).

The foregoing definition of Adjusted Capital Account Deficit is intended to comply with Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

"**Affiliate**" means either:

(1) with respect to any Entity:

(A) any other Person directly or indirectly Controlling, Controlled by, or under common Control with such Entity;

(B) any other Person owning or Controlling fifty percent (50%) or more of the outstanding voting interests in such Entity;

(C) any officer, director, general partner, manager, or managing member of such Entity; or

(D) any other Person that is an officer, director, general partner, manager, managing member, or holder of fifty percent (50%) or more of the voting interests of any other Person described in subsections (A) through (C) above; and

(2) with respect to an individual:

(A) any other Person directly or indirectly controlled by such individual;

(B) any parent, grandparent, adult sibling, adult child, or adult grandchild, or the spouse, of such individual or of any other Member of the Company;

(C) any trust established for the benefit of such individual, for the benefit of any minor child or minor grandchild of such individual, or for the benefit of any other individual described in subsection (B) above; or

(D) the testamentary estate, executor, executrix, administrator, personal representative, heir, or devisee of such individual.

"**Capital Account**" means the account maintained by the Company for each Member in accordance with the following provisions:

(1) a Member's Capital Account shall be credited with the amount of cash and the fair market value of other property contributed to the Company by the Member, the amount of any Company liabilities assumed by the Member (or which are secured by Company property distributed to the Member), the Member's distributive share of Profit and any item in the nature of income or gain specially allocated to such Member pursuant to the provisions of Section IV (other than Section 4.3.4);

(2) a Member's Capital Account shall be debited with the amount of money and the fair market value of any Company property distributed to the Member, the amount of any liabilities of the Member assumed by the Company (or which are secured by property contributed by the Member to the Company), the Member's distributive share of Loss and any item in the nature of expenses or losses specially allocated to the Member pursuant to the provisions of Section IV (other than Section 4.3.4); and

(3) if any Interest is Transferred pursuant to the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent the Capital Account is attributable to the Transferred Interest.

It is intended that the Capital Accounts of all Members shall be maintained in compliance with the provisions of Regulations Section 1.704-1(b), and all provisions of this Agreement relating to the maintenance of Capital Accounts shall be interpreted and applied in a manner consistent with that Regulation.

"**Capital Contribution**" means, with respect to any Member, the amount of money and the initial Adjusted Book Value of any property other than money (less the amount of any liabilities secured by such contributed property or assumed by the Company) contributed (or deemed contributed under Regulations Section 1.704-1(b)(2)(iv)(d)) to the Company with respect to the Interest held by such Member as of the time in question.

"**Capital Transaction**" means any transaction (or series of related transactions), not in the ordinary course of business which results in the Company's receipt of cash or other consideration other than Capital Contributions, including, without limitation, proceeds of sales or exchanges or other dispositions of property not in the ordinary course of business, condemnations, refinancings, recoveries of damage awards, and insurance proceeds.

"**Class A Member**" means a Member who owns Class A Units.

"**Class A Units**" means those Units which are labeled as Class A Units. Class A Units shall have no voting or consent rights except as explicitly set forth in Section 10.1.

"**Class B Member**" means a Member who owns Class B Units.

"**Class B Units**" means those Units which are labeled as Class B Units. Class B Units shall be voting Units.

"**Code**" means the Internal Revenue Code of 1986, as amended, or any corresponding provision of any succeeding law.

"**Company**" means the limited liability company formed in accordance with this Agreement.

"**Control**" (or any form thereof) means ownership of more than fifty percent (50%) of the voting interests of the Entity to which the term is applied.

"**Depreciation**" means, for each taxable year of the Company (or other period for which Depreciation must be computed), an amount equal to the depreciation, amortization, or other cost recovery deduction allowable for federal income tax purposes with respect to an asset for such period, except that (a) with respect to any asset the Adjusted Book Value of which differs from its adjusted tax basis for federal income tax purposes at the beginning of such period and which difference is being eliminated by use of the "remedial allocation method" as defined by Regulation Section 1.704-3(d), Depreciation for such period shall be the amount of book basis recovered for such period under the rules prescribed by Regulation Section 1.704-3(d)(2), and (b) with respect

to any other asset the Adjusted Book Value of which differs from its adjusted tax basis for federal income tax purposes at the beginning of such period, Depreciation shall be an amount which bears the same ratio to such beginning Adjusted Book Value as the federal income tax depreciation, amortization, or other cost recovery deduction for such period bears to such beginning adjusted tax basis; *provided, however*, that in the case of clause (b) above, if the adjusted tax basis for federal income tax purposes of an asset at the beginning of such period is zero, Depreciation shall be determined with reference to such beginning Adjusted Book Value using any reasonable method selected by the General Manager.

"**Entity**" means any general partnership, limited partnership, corporation, limited liability company, joint venture, trust, business trust, cooperative, association or other form of organization.

"**Force Majeure Event**" means the following causes to the extent beyond the Company's reasonable control: acts of God, accidents, riots, wars, terrorist acts, epidemics or pandemics (including the Covid-19 pandemic), including any future impacts of any such epidemic or pandemic (whether known or unknown), quarantines, civil commotion, breakdowns of communication facilities, breakdowns of web host, breakdowns of internet service provider, natural catastrophes, governmental acts or omissions, changes in laws or regulations, national strikes, fires, explosions, or generalized lack of availability of raw materials or energy.

"**General Manager**" means the Person designated as such pursuant to Section 5.1.

"**Insolvency**" means, with respect to any Person, any of the following: (1) making an assignment for the benefit of creditors; (2) filing a voluntary petition in bankruptcy; (3) being adjudged bankrupt or insolvent or having entered against such Person an order of relief in any bankruptcy or insolvency proceedings; (4) filing a petition or answer seeking for such Person any reorganization, arrangement, composition, readjustment, liquidation, dissolution, or similar relief under any statute, law, or regulation; (5) filing an answer or other pleading admitting or failing to contest the material allegations of a petition filed against such Person seeking any reorganization, arrangement, composition, readjustment, liquidation, or dissolution of such Person, or any similar relief under any statute, law or regulation; (6) seeking, consenting to, or acquiescing in, the appointment of a trustee, receiver or liquidator of all or any substantial part of such Person's properties; or (7) the continuation of any proceeding against such Person seeking reorganization, arrangement, composition, readjustment, liquidation, dissolution, or similar relief under any statute, law or regulation, for 120 days after the commencement thereof or the appointment of a trustee, receiver, or liquidator for all or any substantial part of such Person's properties without such Person's agreement or acquiescence, which appointment is not vacated or stayed for 120 days or, if the appointment is stayed, for 120 days after the expiration of the stay during which period the appointment is not vacated.

"**Interest**" means the ownership interest of a Member in the Company, including the right of such Member to any and all benefits to which a Member may be entitled as provided in this Agreement including, without limitation, such Member's share of the Profits and Losses of, and the right to receive distributions from, the Company, together with the obligations of such Member to comply with all of the terms and provisions of this Agreement and of the Act.

"**Involuntary Assignee**" means the assignee upon the Involuntary Transfer of the Interest of a Member.

"**Involuntary Transfer**" means a Transfer due to the Insolvency, adjudication of incompetence, death, divorce, or dissolution of a Member, or a Member's Interest becoming the subject of a charging order, writ of attachment, writ of garnishment, or other order, writ or document of similar effect.

"**Member**" means each Person signing this Agreement and any Person who subsequently is admitted as a Member of the Company.

"**Member Loan Nonrecourse Deductions**" means any Company deductions that would be Nonrecourse Deductions if they were not attributable to a loan made or guaranteed by a Member within the meaning of Regulations Section 1.704-2(i).

"**Member Minimum Gain**" means an amount, with respect to each Member Nonrecourse Debt, equal to the Minimum Gain that would result if such Member Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Regulations Section 1.704-2(i)(3).

"**Member Nonrecourse Debt**" has the meaning set forth for the term "partner nonrecourse debt" in Regulations Section 1.704-2(b)(4).

"**Minimum Gain**" has the meaning set forth in Regulations Section 1.704-2(d). Minimum Gain shall be computed separately for each Member in a manner consistent with the Regulations under Code Section 704(b).

"**Net Cash Flow**" means all cash funds of the Company (including interest received on reserves, but excluding Capital Contributions), without reduction for any non-cash charges, but less cash funds used to pay current operating expenses and any expenditures for capital expenses and to pay or establish reasonable reserves for future expenses, debt payments, partial or complete redemptions of Interests, capital expenses and replacements, as determined by the General Manager in its reasonable discretion. For the avoidance of doubt, Net Cash Flow does not include Net Cash From Capital Transactions.

"**Net Cash From Capital Transactions**" means the net cash proceeds to the Company from all Capital Transactions of the Company, less any portion of the proceeds used to pay debts and liabilities of the Company, to establish reserves, or to make partial or complete redemptions of Interests.

"**Nonrecourse Deduction**" shall have the meaning set forth in Regulations Section 1.704-2(b)(1).

"**Nonrecourse Liability**" means any liability of the Company with respect to which no Member and no Person related to a Member has personal liability determined in accordance with Code Section 752 and the Regulations promulgated thereunder.

"**Notification**" means a writing containing the information required by this

Agreement to be communicated to any Person, as provided in Section 10.3 hereof.

"**Person**" means any individual, Entity, or government or other agency or political subdivision thereof, and the heirs, personal representatives, successors and assigns of such Person.

"**Preferred Return**" means, means with respect to each Class A Member, the product of (x) three (3) and (y) such Class A Member's Capital Contributions.

"**Profit**" and "**Loss**" means, for each taxable year of the Company (or other period for which Profit or Loss must be computed), the Company's taxable income or loss determined in accordance with Code Section 703(a), with the following adjustments:

(1) all items of income, gain, loss, deduction, or credit required to be stated separately pursuant to Code Section 703(a)(1) shall be included in computing taxable income or loss;

(2) any tax-exempt income of the Company, not otherwise taken into account in computing Profit or Loss, shall be included in computing taxable income or loss;

(3) any expenditures of the Company described in Code Section 705(a)(2)(B) (or treated as such pursuant to Regulations Section 1.704-1(b)(2)(iv)(i)) and not otherwise taken into account in computing Profit or Loss, shall be subtracted from taxable income or loss;

(4) gain or loss resulting from any taxable disposition of Company property shall be computed by reference to the Adjusted Book Value of the property disposed of, notwithstanding the fact that the Adjusted Book Value differs from the adjusted basis of the property for federal income tax purposes;

(5) if the Adjusted Book Value of any or all Company assets is adjusted pursuant to section (2) or (3) of the definition of Adjusted Book Value, the amount of such adjustment will be taken into account as gain or loss from the disposition of such asset for purposes of computing Profit or Loss;

(6) in lieu of the depreciation, amortization, or cost recovery deductions allowable in computing taxable income or loss, there shall be taken into account Depreciation; and

(7) notwithstanding any other provision of this definition, any items which are specially allocated pursuant to Section 4.3 hereof shall not be taken into account in computing Profit or Loss.

Except as otherwise provided for in Section 4.3, the amounts of the items of Company income, gain, loss, or deduction available to be specially allocated pursuant to Section 4.3 shall be determined by applying rules analogous to those set forth in clauses (1) through (6) above.

"**Regulations**" means the income tax regulations, including any temporary regulations, from time to time promulgated under the Code.

"**Representative**" means, with respect to any Person, any and all directors, officers, employees, consultants, financial advisors, counsel, accountants and other agents of such Person.

"**Revised Partnership Audit Rules**" means Subchapter 63C of the Code (as amended by the Bipartisan Budget Act of 2015, P.L. 114-74, the Protecting Americans from Tax Hikes Act of 2015, P.L. 114-113, and the Consolidated Appropriations Act of 2018, P.L. 115-141), and the Treasury Regulations promulgated thereunder, as amended from time to time.

"**SOS**" means the Secretary of State of the State of Delaware.

"**Transfer**" means, when used as a noun, any sale, hypothecation, pledge, encumbrance, assignment, attachment, or other transfer, including without limitation, a testamentary transfer or transfer by operation of law upon the death of a Member and, when used as a verb, to sell, hypothecate, pledge, assign, or otherwise transfer.

Section II

Formation and Name: Office; Purpose; Term

2.1 Organization. The Company has been organized according to the Act and the provisions of this Agreement and, for this purpose, the Certificate of Formation has been executed and filed for record with the SOS.

2.2 Name of the Company. The name of the Company shall be "Electric Playhouse NV LLC." The Company may do business under that name and under any other name or names that the General Manager selects. If the Company does business under a name other than that set forth in its Certificate of Formation, then the Company shall file a trade name certificate as required by law.

2.3 Purpose. The purposes for which the Company is organized are to (1) develop, construct and operate a stand-alone "Electric Playhouse" branded entertainment venue in Las Vegas, Nevada (the "**Facility**"), and (2) do any and all things necessary, convenient, or incidental to the foregoing.

2.4 Principal Office. The principal office of the Company shall be located at any place that the General Manager selects.

2.5 Registered Agent. The name and address of the Company's registered agent in the State of Delaware shall be as set forth in the Company's Certificate of Formation, as amended from time to time.

2.6 Term. The term of the Company shall be perpetual, unless its existence is sooner terminated or extended pursuant to Section VII of this Agreement.

2.7 Members. The names, classes of Units and Capital Contributions of the Members are set forth on Exhibit A.

Section III

Members; Capital; Capital Accounts

3.1 Capital Contributions.

3.1.1 Initial Capital Contributions. The Class A Members and the Class B Member have made Capital Contributions to the Company as set forth on Exhibit A.

3.1.2 Additional Capital Contributions. No Member shall be required to make any additional Capital Contributions.

3.2 No Interest on Capital Contributions. Members shall not be paid interest on their Capital Contributions.

3.3 Return of Capital Contributions. Except as otherwise provided in the Act and in this Agreement, no Member shall have the right to receive the return of any Capital Contribution.

3.4 Form of Return of Capital Contributions. If a Member does become entitled to receive a return of a Capital Contribution, the Member shall not have the right to receive anything but cash in return of such Capital Contribution. Notwithstanding the foregoing, the General Manager may, in its discretion, distribute cash, notes, other property or a combination thereof to the Member in return of such Capital Contribution.

3.5 Capital Accounts; Deficit Restoration Obligation. A separate Capital Account shall be maintained for each Member. No Member shall be obligated to restore a negative Capital Account.

3.6 Loans. Any Member may, at any time, make, or cause to be made, a loan to the Company in any amount and on those terms upon which the Company (with the consent of the General Manager) and such Member agree. The Company may, at any time, make or cause to be made, a loan to a Member in any amount and on such terms upon which the Company (with the consent of the General Manager) and such Member agree.

3.7 Units. The Company may issue Interests which shall be represented by units (herein referred to as the "**Units**"). Units shall represent the ownership interest of a Member in the Company, including the rights of such Member to any and all benefits to which a Member may be entitled under the Act, the Certificate of Formation, and/or this Agreement including, without limitation, such Member's share of the Profits and Losses of, and the right to receive distributions from, the Company, together with the obligations of such Member to comply with all of the terms and provisions of this Agreement and of the Act. As of the Effective Date, the Company is authorized to issue Five Million (5,000,000) Class A Units, and Ten Million (10,000,000) Class B Units. The General Manager may increase or decrease the number of authorized Units in its sole discretion.

3.8 No Personal Liability. Except as expressly provided in the Act or as expressly provided in this Agreement, no Member, as such, shall have any personal liability whatsoever to the Company, any of the other Members or any of the creditors of the Company for

the debts, liabilities, contracts or other obligations of the Company (whether arising in contract, tort or otherwise) or any of the Company's losses beyond, with respect to a Member, such Member's Capital Contributions actually made and, solely to the extent and for the period required by the Act, the amount of such Member's Capital Contributions which is returned to it.

Section IV

Distributions and Allocations

4.1 Distributions.

4.1.1 Distributions of Net Cash Flow. Subject to the terms and conditions of this Agreement, distributions of Net Cash Flow shall be made by the Company, at such times as the General Manager may determine in its sole and absolute discretion, to the Members in the following manner:

4.1.1.1 first, beginning no later than six (6) months after the commercial opening of the Facility, to the Class A Members, in proportion to their relative Unit ownership, an annual amount equal to the greater of (x) the product of (1) twenty percent (20%) and (2) the aggregate Capital Contributions of the Class A Members or (y) one-third (1/3rd) of the Net Cash Flow of the Company for such annual period, in each case, until each Class A Member has received an amount pursuant to this Section 4.1.1.1 and Section 4.1.2.1 equal to its Preferred Return; and

4.1.1.2 thereafter, to the Class B Member.

4.1.2 Distributions of Net Cash From Capital Transactions. Except upon the liquidation of the Company in accordance with Section 7.3, distributions of Net Cash From Capital Transactions may be made by the Company, at such times as the General Manager may determine in its sole and absolute discretion, to the Members in the following manner:

4.1.2.1 first, to the Class A Members, in proportion to their relative Unit ownership, until each Class A Member has received an amount pursuant to Section 4.1.1.1 and this Section 4.1.2.1 equal to its Preferred Return; and

4.1.2.2 second, one hundred percent (100%) to the Class B Member, until the Class B Member has received an amount pursuant to this Section 4.1.2.2 equal to its Capital Contributions; and

4.1.2.3 thereafter, to the Class B Member.

4.1.3 Tax Distributions. Notwithstanding anything to the contrary in this Agreement (except Section 7.3 and Section 4.4.4), the General Manager shall make commercially reasonable efforts to distribute to each Member an amount of cash sufficient to pay such Member's federal, state and local income taxes (calculated on the assumption that such Member is subject to the highest combined effective federal, state and local income tax rate applicable to any Member (or in the case of any Member which is a pass-through for federal income tax purposes, the ultimate taxable owner or owners of such Member) for such taxable year, but taking into account (1) any reduced tax rates applicable to long-term capital gains or qualified dividends and (2) the tax

imposed under Sections 1401 and Section 1411 of the Code, as applicable) on the taxable income of the Company allocated to each such Member for each taxable year. Distributions under this Section 4.1.3 shall be made on a quarterly basis (based on a good faith estimate by the General Manager of the taxable income allocable to each Member) in a manner that enables each Member to timely make estimated tax payments. Each distribution to a Member under this Section 4.1.3 shall be treated as an advance to such Member of amounts to which they are otherwise entitled under Section 4.1. The Company shall not be required to borrow in the event there is insufficient cash to make tax distributions under this Section 4.1.3.

4.1.4 Force Majeure Events. During any Force Majeure Event, the General Manager shall have the sole discretion and authority to suspend or limit any distributions of Net Cash Flow under Section 4.1.1.

4.2 Allocation of Profit or Loss. For each taxable year or other relevant period, after adjusting each Member's Capital Account for all Capital Contributions and distributions during such taxable year or other relevant period and all special allocations pursuant to Section 4.3 for such taxable year or other relevant period, all Profits and Losses (or, to the extent necessary, gross items thereof) shall be allocated to the Members' Capital Accounts in a manner such that, as of the end of such taxable year or other relevant period, the Capital Account of each Member (which may have either a positive or negative balance) shall equal, as nearly as possible, (a) the amount of distributions that would be received by each such Member if the Company were liquidated and all of its assets were sold for their Adjusted Book Values, taking into account any adjustments thereto for such period, all liabilities of the Company were satisfied in full in cash according to their terms (limited for each nonrecourse liability to the Adjusted Book Value of the assets securing such liability), and all remaining amounts (after satisfaction of such liabilities) were distributed in full pursuant to Section 4.1.1 and Section 4.1.2, minus (b) the sum of such Member's share of Minimum Gain and Member Minimum Gain and the amount, if any, such Member is obligated to contribute to the capital of the Company as of the last day of such taxable year or other relevant period.

4.3 Special Allocations.

4.3.1 Qualified Income Offset. No Member shall be allocated Losses or deductions if the allocation (1) causes a Member to have an Adjusted Capital Account Deficit or (2) increases a Member's Adjusted Capital Account Deficit. If a Member receives an allocation of Loss or deduction (or item thereof), or any distribution, which causes the Member to have an Adjusted Capital Account Deficit at the end of any taxable year, then all items of income and gain of the Company (consisting of a pro rata portion of each item of Company income, including gross income and gain) for that taxable year shall be allocated to that Member before any other allocation is made of Company items for that taxable year, in the amount and proportion required to eliminate the deficit as quickly as possible. This Section 4.3.1 is intended to comply with, and shall be interpreted consistently with, the "qualified income offset" provisions of the Regulations promulgated under Code Section 704(b).

4.3.2 Minimum Gain Chargeback. Except as set forth in Regulations Section 1.704-2(f)(2), (3), (4) and (5), if, during any taxable year, there is a net decrease in Minimum Gain, each Member, prior to any other allocation pursuant to this Section IV, shall be specially allocated items of gross income and gain for such taxable year (and, if necessary,

subsequent taxable years) in an amount equal to that Member's share of the net decrease of Minimum Gain, computed in accordance with Regulations Section 1.704-2(g). Allocations of gross income and gain pursuant to this Section 4.3.2 shall be made first from gain recognized from the disposition of Company assets subject to Nonrecourse Liabilities to the extent of the Minimum Gain attributable to those assets, and thereafter, from a pro rata portion of the Company's other items of income and gain for the taxable year. It is the intent of the parties hereto that any allocation pursuant to this Section 4.3.2 shall constitute a "minimum gain chargeback" under Regulations Section 1.704-2(f).

4.3.3 *Member Minimum Gain Chargeback.* Notwithstanding any other provision of this Section 4.3 (except Section 4.3.2), except as set forth in Regulations Section 1.704-2(i)(4), if there is a net decrease in Member Minimum Gain attributable to a Member Nonrecourse Debt during any taxable year, each Member who has a share of the Member Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Regulations Section 1.704-2(i)(5), shall be specially allocated items of Company income and gain for such year (and, if necessary, subsequent years) in an amount equal to such Member's share of the net decrease in Member Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Regulations Section 1.704-2(i)(5). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with Regulations Section 1.704-2(i)(4). This Section 4.3.3 is intended to comply with the minimum gain chargeback requirement in such Section of the Regulations and shall be interpreted consistently therewith.

4.3.4 *Contributed Property and Book-Ups.* In accordance with Code Section 704(c) and the Regulations thereunder, as well as Regulations Section 1.704-1(b)(2)(iv)(d)(3), income, gain, loss, and deduction with respect to any property contributed (or deemed contributed) to the Company shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of the property to the Company for federal income tax purposes and its initial Adjusted Book Value at the date of contribution (or deemed contribution). If the Adjusted Book Value of any Company asset is adjusted as provided herein, subsequent allocations of income, gain, loss, and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Adjusted Book Value in the manner required under Code Section 704(c) and the Regulations thereunder.

4.3.5 *Code Section 754 Adjustment.* To the extent an adjustment to the tax basis of any Company asset pursuant to Code Sections 734(b) or 743(b) is required, pursuant to Regulations Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of the adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and the gain or loss shall be specially allocated to the Members in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to that Section of the Regulations.

4.3.6 *Nonrecourse Deductions; Nonrecourse Liabilities.* Nonrecourse Deductions for a taxable year or other period shall be allocated among the Members in accordance

with the Regulations under Code Section 752 as determined by the General Manager in its sole discretion.

4.3.7 Member Loan Nonrecourse Deductions. Any Member Loan Nonrecourse Deduction for any taxable year or other period shall be specially allocated to the Member who bears the economic risk of loss with respect to the loan to which the Member Loan Nonrecourse Deduction is attributable in accordance with Regulations Section 1.704-2(i)(1).

4.3.8 Gross Income Allocation. In the event that any Member has a deficit Capital Account at the end of any taxable year in excess of the sum of (1) the amount such Member is obligated to restore pursuant to any provision of this Agreement and (2) the amount such Member is deemed obligated to restore pursuant to Regulations Section 1.704-1(b)(2)(ii)(c) and the penultimate sentences in Regulations Section 1.704-2(g)(l) and 1.704-2(i)(5)) (an "**Impermissible Deficit**"), each such Member shall be specially allocated items of Company income and gain (consisting of a *pro rata* portion of each item of Company income, including gross income and gain for the taxable year) in an amount and manner sufficient to eliminate, to the extent required by the Regulations, its Impermissible Deficit.

4.3.9 Subsequent Allocations. Any special allocations of items of income, gain, loss or deduction pursuant to Sections 4.3.1, 4.3.2, 4.3.3, 4.3.5, 4.3.6, 4.3.7, or 4.3.8 hereof (other than allocations, the effect of which are likely to be offset in the future by other special allocations) shall be taken into account in computing subsequent allocations pursuant to this Section IV, to the extent permitted by the Regulations, so that the net amount of any items so allocated and the Profits, Losses and all other items allocated to each Member pursuant to this Section IV shall, to the extent possible, be equal to the net amount that would have been allocated to each such Member pursuant to the provisions of this Section IV if such special allocations had not been required.

4.3.10 Revaluation on Conversion. In the event that capital is reallocated among the Members pursuant to Regulations Section 1.704-1(b)(2)(iv)(s)(3), the General Manager shall cause to be made corrective allocations within the meaning of Regulations Section 1.704-1(b)(4)(x), so as to take into account such capital reallocation.

4.4 General.

4.4.1 Authority of General Manager. Except as otherwise provided in Section 4.4.4 hereof, the timing and amount of all distributions shall be determined by the General Manager; *provided, however,* that, to the extent that the General Manager does make distributions, such distributions shall be made in the proportions set forth in Section 4.1 hereof. The General Manager is hereby authorized, upon the advice of the Company's tax counsel, to amend this Section IV to comply with the Code and the Regulations promulgated under Code Section 704(b).

4.4.2 Transfer of Interest. If any Interest is Transferred during any accounting period in compliance with the provisions of this Agreement, Profits, Losses, each item thereof and all other items attributable to such Interest for such period shall be divided and allocated between the transferor and the transferee by taking into account their varying interests

during the period in accordance with Code Section 706(d), using any conventions permitted by law and selected by the General Manager.

4.4.3 Withholding. All amounts required to be withheld by the Company pursuant to Section 1446 of the Code or any other provision of federal, state, local, or foreign tax law shall be treated as amounts actually distributed to the affected Members pursuant to this Section IV for all purposes under this Agreement.

4.4.4 Limitation on Distributions. Notwithstanding anything in Section 4.1 to the contrary, the Company shall not make any distributions to the extent the General Manager determines that such distributions are prohibited under the Act.

4.4.5 Tax Allocation. Except as otherwise provided in Section 4.3.4, all items of Company income, gain, loss and deduction for income tax purposes shall be allocated among the Members in the same manner as they share correlative items of Profit and Loss for the relevant taxable year (or other period).

4.4.6 Share of Excess Nonrecourse Liabilities. For purposes of calculating the Members' shares of "excess nonrecourse liabilities" of the Company (within the meaning of Regulation Section 1.752-3(a)(3)), the Members intend that they be considered as sharing profits of the Company consistent with how Nonrecourse Deductions are allocated pursuant to Section 4.3.6.

Section V

Management: Rights, Powers, and Duties

5.1 Management.

5.1.1 General Manager. The Company shall be managed by a General Manager, who may, but need not, be a Member. Electric Playhouse, Inc. is hereby designated to serve as the initial General Manager. The General Manager shall have the right to designate its successor.

5.1.2 General Powers. The General Manager shall have full, exclusive, and complete discretion, power, and authority, subject in all cases to the other provisions of this Agreement and the requirements of applicable law, to manage, control, administer, and operate the business and affairs of the Company for the purposes herein stated, and to make all decisions affecting such business and affairs.

5.1.3 Delegation of Powers. The General Manager shall have the full right, power, and authority, in its sole and absolute discretion, to delegate to any Person or Persons any or all of its duties and responsibilities under this Agreement.

5.2 Duties of Parties.

5.2.1 The General Manager shall devote such time to the business and affairs of the Company as is necessary to carry out the General Manager's duties set forth in this Agreement.

5.3 *Limitation on Authority of the Members.*

5.3.1 No Member is an agent of the Company solely by virtue of being a Member, and no Member has authority to act for the Company solely by virtue of being a Member.

5.3.2 This Section 5.3 supersedes any authority granted to the Members pursuant to the Act, to the extent the Act allows the Members to waive such authority. If a Member takes any action or binds the Company in violation of this Section 5.3, such Member shall be solely responsible for any loss and expense incurred by the Company as a result of the unauthorized action and shall indemnify and hold the Company harmless with respect to the loss or expense.

5.4 *Licensing Agreement.* The Company shall enter into an licensing agreement with Electric Playhouse, Inc. (the "**Licensing Agreement**") pursuant to which the Company will license certain intellectual property owned by Electric Playhouse, Inc. In consideration of the property licensed to the Company pursuant to the Licensing Agreement, the Company shall pay a fee to Electric Playhouse, Inc., monthly in arrears, equal to ten percent (10%) of the gross revenues of the Company for each month.

Section VI

Transfer of Interests and Withdrawals of Members

6.1 *No Transfer or Voluntary Withdrawal.*

6.1.1 Except as set forth in this Section VI, no Member may Transfer all or any portion of his Interest, directly or indirectly, without the prior written consent of the General Manager (which consent may be granted or withheld in the sole and absolute discretion of the General Manager). For the avoidance of doubt, the membership interests of an Entity Member (or the membership interests of a direct or indirect owner of an Entity Member) shall not be transferred except in compliance with this Section VI. Each Member hereby acknowledges the reasonableness of the prohibition contained in this Section 6.1 in view of the purposes of the Company and the relationship of the Members. Any Transfer in contravention of this Section 6.1 shall be null and void and of no force or effect. Nothing herein shall be construed to relieve a Member Transferring his Interest of any obligations or liabilities to the Company under this Agreement.

6.1.2 The voluntary withdrawal of a Member from the Company is permitted only with the prior consent of the General Manager.

6.2 *Involuntary Transfer.* In the event of the occurrence of an Involuntary Transfer, the Involuntary Assignee resulting therefrom shall be admitted into the Company as a Member (and thus cease to be deemed an Involuntary Assignee) only upon receipt by the Company (or waiver of such receipt by the General Manager) of (1) a written statement of consent by the General Manager (which consent may be granted or withheld in the sole and absolute discretion of the General Manager); (2) an opinion of counsel to the Company that the admission will not require registration of the Interest of such Involuntary Assignee with the Securities and Exchange Commission or any state securities agency; (3) the written agreement of the Involuntary Assignee to be bound by the provisions of this Agreement and all other applicable agreements, all in such form as the General Manager shall require; and (4) reimbursement to the Company by the Involuntary Assignee for the expense of its admission as a Member of the Company. An

Involuntary Assignee shall become and may exercise the rights of a Member of the Company only if such Involuntary Assignee is admitted into the Company as a Member in accordance with this Section 6.2. An Involuntary Assignee (and any successor-in-interest of an Involuntary Assignee) shall be subject to all of the restrictions and limitations applicable under this Agreement to the Transfer of Interests.

6.3 Drag-along Rights.

6.3.1 If the General Manager proposes to consummate a sale of one hundred percent (100%) of the Units in the Company to a third party (the "**Drag-along Sale**" and the proposing Members, the "**Dragging Members**"), the Dragging Members shall have the right, after delivering the Drag-along Notice in accordance with Section 6.3.3 and subject to compliance with Section 6.3.4, to require that each other Member (each, a "**Drag-along Member**") participate in the Drag-along Sale in the manner set forth in Section 6.3.2.

6.3.2 The aggregate proceeds of such Drag-along Sale (less any fees and expenses incurred in connection with such Drag-along Sale) shall be distributed to the Members in accordance with Section 4.1.2.

6.3.3 The Dragging Members shall exercise their rights pursuant to this Section 6.3 by delivering a written notice (the "**Drag-along Notice**") to each Drag-along Member no more than 10 business days after the execution and delivery by all of the parties thereto of the definitive agreement entered into with respect to the Drag-along Sale and, in any event, no later than 20 business days prior to the closing date of such Drag-along Sale. The Drag-along Notice shall make reference to the Dragging Members' rights and obligations hereunder and shall describe in reasonable detail:

6.3.3.1 The name of the Person or Entity to whom such Units are proposed to be sold;

6.3.3.2 The proposed date, time and location of the closing of the sale;

6.3.3.3 The number of each class or series of Units to be sold by the Dragging Members, the proposed amount of consideration for the Drag-along Sale and the other material terms and conditions of the Drag-along Sale, including a description of any non-cash consideration in sufficient detail to permit the valuation thereof and including, if available, the purchase price per Unit of each applicable class or series; and

6.3.3.4 A copy of any form of agreement proposed to be executed in connection therewith.

6.3.4 The obligations of the Drag-along Members in respect of a Drag-along Sale under this Section 6.3 are subject to the satisfaction of the following conditions:

6.3.4.1 The consideration to be received by each Drag-along Member in the sale shall be as set forth in Section 6.3.2 and the other terms and conditions of such sale shall, except as otherwise provided in Section 6.3.4.3, be the same as those upon which the Dragging Members sell their Units;

6.3.4.2 Subject to compliance with appliance securities laws, if any Member is given an option as to the form of consideration to be received, the same option shall be given to all Drag-along Members; and

6.3.4.3 Each Drag-along Member shall execute the applicable purchase agreement, if applicable, and make or provide the same representations, warranties, covenants, indemnities and agreements as the Dragging Members make or provide in connection with the Drag-along Sale; *provided, that* each Drag-along Member shall only be obligated to make individual representations and warranties with respect to its title to and ownership of the applicable Units, authorization, execution and delivery of relevant documents, enforceability of such documents against the Drag-along Member, and other matters relating to such Drag-along Member, but not with respect to any of the foregoing with respect to any other Members or their Units.

6.3.5 Each Drag-along Member shall take all actions as may be reasonably necessary to consummate the Drag-along Sale, including, without limitation, entering into agreements and delivering certificates and instruments, in each case, consistent with the agreements being entered into and the certificates being delivered by the Dragging Members, but subject to Section 6.3.4.3.

Section VII

Dissolution, Liquidation, and Termination of the Company

7.1 *Events of Dissolution.* The Company shall be dissolved upon the happening of any of the following events:

7.1.1 upon the consent of the General Manager;

7.1.2 upon the entering of a decree of judicial dissolution under the Act; or

7.1.3 upon the sale of all or substantially all of the assets of the Company.

7.2 *No Dissolution Upon Withdrawal.* The Company shall not be dissolved upon the occurrence of a withdrawal of a Member.

7.3 *Procedure for Winding Up and Dissolution.* If the Company is dissolved, the General Manager shall wind up its affairs. On winding up of the Company, the assets of the Company shall be distributed, first, to creditors of the Company, including Members who are creditors, in satisfaction of the liabilities of the Company, and then to the Members in accordance with Section 4.1.2.

7.4 *Filing of Certificate of Cancellation.* If the Company is dissolved, the General Manager shall promptly file a Certificate of Cancellation with the SOS.

Section VIII

Books, Records, Accounting, and Tax Elections

8.1 Bank Accounts. All funds of the Company shall be deposited in a bank account or accounts maintained in the Company's name. The General Manager shall determine the institution or institutions at which the accounts will be opened and maintained, the types of accounts, and the Persons who will have authority with respect to the accounts and the funds therein.

8.2 Books and Records.

8.2.1 The General Manager shall keep or cause to be kept complete and accurate books and records of the Company and supporting documentation of the transactions with respect to the conduct of the Company's business. The records shall include, but not be limited to, complete and accurate information regarding the state of the business and financial condition of the Company, a copy of the Certificate of Formation and operating agreement and all amendments to the Certificate of Formation and operating agreement; a current list of the names and last known business, residence, or mailing addresses of all Members; and the Company's federal, state and local tax returns.

8.2.2 The books and records shall be maintained in accordance with sound accounting practices and reasonably shall be made available at the Company's principal office for examination by any Class B Member or its duly authorized representative at any and all reasonable times during normal business hours. The General Manager, in its sole discretion, shall have the right to restrict access to any information to any Person which it determines to be confidential or competitively sensitive or otherwise to restrict access to any information so as to maintain or preserve attorney client or similar privileges; and *provided, further*, that the General Manager may require any Person inspecting the Company's books and records to enter into a non-disclosure agreement in form and substance satisfactory to the General Manager.

8.2.3 Each Member shall reimburse the Company for all costs and expenses incurred by the Company in connection with the Member's inspection and copying of the Company's books and records.

8.3 Annual Accounting Period. The annual accounting period of the Company shall be its taxable year. The Company's taxable year shall be selected by the General Manager, subject to the requirements and limitations of the Code.

8.4 Reports. As soon as reasonably practical after the end of each taxable year of the Company, the General Manager shall cause to be sent to each Person who was a Member at any time during the accounting year then ended that tax information concerning the Company which is reasonably necessary for preparing the Member's income tax returns for that year.

8.5 Partnership Representative

8.5.1 Appointment. Electric Playhouse, Inc. shall be the "Partnership Representative" as defined in Section 6223(a) of the Code (or any similar position under any corresponding provisions of applicable state, local, or foreign law) of the Company. The Partnership Representative shall timely designate an individual meeting the requirements of the Revised Partnership Audit Rules to serve as the sole individual through whom the Partnership Representative will act for purposes of the Revised Partnership Audit Rules (the "**Designated Individual**"). If a Designated Individual becomes unable to perform the tasks required of a

Designated Individual, no longer has the "capacity to act" within the meaning of the Revised Partnership Audit Rules, or the Partnership Representative otherwise determines that such individual should be removed as the Designated Individual, the Partnership Representative shall promptly take all necessary actions to effectuate the resignation of such individual as Designated Individual for all applicable taxable years.

8.5.2 *Decisions Under the Revised Partnership Audit Rules*. Subject to the other provisions of this Agreement, the Partnership Representative, in its sole discretion, shall have the right to make on behalf of the Company any and all elections and take any and all actions that are available to be made or taken by the Partnership Representative or the Company under the Revised Partnership Audit Rules (including an election under Section 6226 of the Code), and the Members shall take such actions requested by the Partnership Representative consistent with any such elections made and actions requested by the Partnership Representative, including filing amended tax returns and paying any tax due in accordance with Section 6225(c)(2) of the Code.

8.5.3 *Payment of Imputed Underpayment*. If the Company becomes obligated to make an "imputed underpayment" under Code Section 6225, each Member (or former Member) to whom such liability relates (as determined by the Partnership Representative) shall be obligated, within thirty (30) days after written notice from the Partnership Representative, to pay an amount equal to its allocable share of such liability to the Company. For purposes of this Section 8.5.3, a Member's (or former Member's) "allocable share" shall be determined based on such Member's (or former Member's) share of the allocation of Company items giving rise to such imputed underpayment that would be reflected on a Section 6226(a) statement for such Company tax year (if the Company had made an election under Section 6226(a) of the Code). Any amount not paid by a Member (or former Member) within such 30-day period shall accrue interest at the applicable underpayment rate on underpayments of the applicable taxes (as set forth in the Code or corresponding provisions of any state, local, or foreign law) until paid. Notwithstanding anything to the contrary contained herein, the Partnership Representative shall cause the Company to withhold from any distribution or payment due to any Member (or former Member) under this Agreement any amount due to the Company from such Member (or former Member) under this Section 8.5.3. Any amount(s) so withheld shall be applied by the Company to discharge the obligation in respect of which such amount was withheld.

8.5.4 *Indemnification of Partnership Representative*. The Company shall indemnify and reimburse the Partnership Representative and the Designated Individual for all expenses, including legal and accounting fees, claims, liabilities, losses and damages incurred in connection with any audit or contest (including any administrative or judicial proceeding) in which were at issue the tax liabilities of the Company or the Members arising out of the transactions contemplated in this Agreement. The taking of any action and the incurring of any expense by the Partnership Representative or the Designated Individual in connection with any such audit or proceeding, except to the extent required by law, is a matter in the discretion of the Partnership Representative, and the provisions on limitations of liability of the General Manager and the indemnification provisions set forth in this Agreement shall be fully applicable to the Partnership Representative and/or the Designated Individual in its/his/her capacity as such.

8.5.5 *Survival*. The rights and obligations of the Members or former Members under this Section 8.5 shall survive the transfer, redemption or liquidation by such Member of its Interest and the termination of this Agreement or the dissolution of the Company.

8.6 Tax Elections. Except as otherwise provided in this Agreement, the General Manager shall have the authority to make all Company elections permitted under the Code, including, without limitation, elections of methods of depreciation and an election under Code Section 754. The decision to make or not make an election shall be at the General Manager's sole and absolute discretion.

8.7 Title to Company Property.

8.7.1 Except as provided in Section 8.7.2, all real and personal property acquired by the Company shall be acquired and held by the Company in its name.

8.7.2 The General Manager may direct that legal title to all or any portion of the Company's property be acquired or held in a name other than the Company's name. Without limiting the foregoing, the General Manager may cause title to be acquired and held in its name or in the names of trustees, nominees, or straw parties for the Company. It is expressly understood and agreed that the manner of holding title to the Company's property (or any part thereof) is solely for the convenience of the Company, and all of that property shall be treated as Company property.

Section IX
RESTRICTIVE COVENANTS

9.1 Confidential Information.

9.1.1 Each Member recognizes and acknowledges that it has and may in the future receive certain confidential and proprietary information and trade secrets of the Company, its Affiliates and the other Members (collectively, the "**Protected Parties**" and each, a "**Protected Party**"), including confidential information of the Protected Parties regarding Confidential Information. Each Member agrees that it will not during or after the term of this Agreement, whether directly or indirectly through an Affiliate or otherwise, take commercial or proprietary advantage of, or profit from, any Confidential Information or disclose Confidential Information to any Person for any reason or purpose whatsoever, except (1) to authorized directors, officers, managers, representatives, agents and employees of each Protected Party and as otherwise may be proper in the course of performing such Member's obligations, or enforcing such Member's rights, under this Agreement and the agreements expressly contemplated hereby; (2) to the extent reasonably necessary and consistent with prior practice, and subject to confidentiality arrangements with the recipients thereof reasonably implemented to achieve the objectives of this Section IX, (A) as part of such Member's normal reporting, rating or review procedures (including normal credit rating or pricing processes) or (B) to such Member's (or any of its Affiliates') Affiliates, authorized directors, officers, managers, investors, potential investors, representatives, employees, auditors, attorneys or other agents as reasonably necessary in connection with the conduct of such Member's business; *provided that*, in the case of this clause (2), such Member shall cause each Person receiving such Confidential Information to be informed that such Confidential Information is strictly confidential and subject to confidentiality restrictions and to agree not to disclose or use such information except in accordance with such restrictions; or (3) as is required to be disclosed by order of a court of competent jurisdiction, administrative body or other governmental entity, or by subpoena, summons or legal process, or by law, rule or regulation, *provided that*, to the extent permitted by law, the Member required to make such disclosure shall provide to the Company prompt notice of such disclosure. Each Member acknowledges and agrees

that all notes, records, reports, sketches, plans, unpublished memoranda or other documents, whether in paper or electronic form (and copies thereof), held by such Member concerning any information relating to any Protected Party's business, whether confidential or not, are the property of such Protected Party, as applicable, and will be promptly delivered to the Company by such Member upon the termination of any such Member's ownership of an Interest. Each Member further understands that the Protected Parties will receive from third parties confidential or proprietary information ("**Third Party Information**") subject to a duty on the Protected Parties' part to maintain the confidentiality of such information and to use it only for certain limited purposes. Each Member hereby agrees to hold Third Party Information in the strictest confidence and not to disclose to anyone (other than personnel of the Protected Parties who need to know such information as required by their work for any Protected Party) or use Third Party Information in violation of Protected Parties' duties to such third parties unless expressly authorized by the Company in writing.

9.1.2 For purposes of this Section IX, "**Confidential Information**" shall not include any information of which (1) such Member learns from a source other than a Protected Party who is not known by such Member to be bound by a confidentiality obligation, (2) is disclosed in a prospectus or other documents for dissemination to the public or (3) is or becomes generally available to the public other than as a result of a disclosure by the party receiving such Confidential Information or its representatives in breach of this Agreement. Confidential Information includes the information, observations and data obtained by any Member during the course of its ownership of any Units concerning the business and affairs of any Protected Party, information concerning acquisition opportunities in or reasonably related to any Protected Parties' business or industry of which such Member becomes aware during its ownership of the Units, the Persons that are current, former or prospective suppliers or customers of any Protected Party during such Member's ownership of the Units, as well as development, transition and transformation plans, methodologies and methods of doing business, strategic, marketing and expansion plans, including plans regarding planned and potential sales, financial and business plans, employee lists and telephone numbers, locations of sales representatives, new and existing programs and services, prices and terms, customer service, integration processes, requirements and costs of providing service, support and equipment.

9.1.3 Nothing in this Section IX shall in any way limit or otherwise modify any confidentiality, non-competition or non-solicitation obligations of the Member pursuant to any other agreement with any Protected Party.

9.2 Non-Competition.

9.2.1 Each Member hereby agrees that it shall not, directly or indirectly, through any other Person, alone or as an equityholder, principal, agent, employer, stockholder, member, partner, officer, director, manager, investor, independent contractor or employee (or in any other individual or representative capacity) of any Person, Compete with the Company, its Affiliates, or any other current or future, direct or indirect subsidiary of the Company (collectively the "**Company Parties**" and each, a "**Company Party**") in the Restricted Territory from the Effective Date until the date that is twenty four (24) months after such Member no longer holds any Units in the Company (the "**Restricted Period**"); *provided that* except as explicitly set forth in the foregoing proviso, each Member shall be bound by and subject to this Section 9.2.

9.2.2 A Member shall be deemed to "**Compete**" hereunder if such Member (1) is in the business of providing consulting services relating to the ownership and/or operation of an entertainment facility that utilizes, in any capacity, projection technology and sensor tracking technology (and technological evolutions thereof), including holograms, or offers projection technology related experiences, which may include, but is not limited to, dining experiences with both table and counter services (including alcohol sales for on-site consumption), games, art, sports, education, physical fitness and mental health, dance parties, music events (such as live DJ's), and public and private events (such as weddings, corporate, promotional and other celebratory events) (the "**Business**"); (2) provides services to, consults with, acquires any investment or other rights in, or otherwise does business, whether or not such investment or business is pursued for gain, profit, or other monetary or non-monetary advantage, with any Person (other than the Company Parties) that (A) engages in the Business or (B) owns or invests in equity interests or debt interests in any Person that, directly or indirectly, engages in the Business; *provided, however*, that the foregoing shall not restrict any such Member from owning up to two percent (2%) of the outstanding capital stock of a publicly traded entity. Each Member acknowledges and agrees that a violation of this Section 9.2 shall assume the use of Confidential Information and trade secrets of any Company Party. For purposes of this Section IX, the term "**Restricted Territory**" shall mean the United States.

9.2.3 In the event that a Member provides services as an employee or independent contractor to a Person (other than the Company Parties) in violation of this Section 9.2, such Member shall have the opportunity to show that (1) the activities of such Person that compete with the Business are isolated to a specific department, division, unit, team or portion of such Person; (2) such Member is not an employee of the department, division, unit, team or portion that directly engages in activities competitive with the Business; and (3) Member does not engage in activities that directly compete with the Business of the Company. If the applicable Member establishes the foregoing to the satisfaction of the General Manager in its sole discretion, such Member shall, for the period that the facts in clauses (1) through (2) remain true, be deemed not to Compete with the Company. The applicable Member shall have the burden of proof to establish the facts relieving such Member from liability for violation of Section 9.2 pursuant to the exception set forth in this subsection 9.2.3.

9.3 Non-Solicitation of Employment. During the Restricted Period, a Member shall not, directly or indirectly, (1) solicit for employment any current or former employee, consultant or independent contractor of any Company Party known to such Member during the period in which such Member holds any Units in the Company, unless such person has not been employed by the Company Parties for a period in excess of six (6) months or (2) induce, influence, combine or conspire with, or attempt to induce, influence, combine or conspire with, any of the officers, employees, independent contractors, agents, consultants, customers, suppliers, licensees, licensors, vendors, franchisees or other business relations of the Company Parties known to such Member during the period in which such Member holds any Interest in the Company to terminate or leave their employment, or other relationship, with any Company Party or compete against any Company Party in a business competitive with that of any Company Party. For avoidance of doubt, nothing in this Section 9.3 shall preclude a Person to whom a Member provides services as an employee or independent contractor from soliciting, interviewing or hiring an employee, consultant or independent contractor of a Company Party who responds to a public advertisement or general solicitation conducted by a third-party search firm, so long as the Member does not participate in the soliciting, interviewing or hiring in violation of this Section 9.3.

9.4 Non-Disparagement. A Member shall not make any oral or written statement that disparages or places any Company Party in a false or negative light, except in connection with a legal proceeding in which the Member is under oath or responding to a subpoena or is otherwise required by law to cooperate with a governmental entity.

9.5 Enforceability and Breaches.

9.5.1 In addition to any other remedies provided by applicable law, the Company, on behalf of the Protected Parties, as applicable, may enforce the provisions of this Section IX through such legal or equitable remedies as a court of competent jurisdiction shall allow without the necessity of proving actual damages or bad faith, and a Member subject to a claim under this Section IX hereby waives any claim or defense that the Company has an adequate remedy at law, and waives any requirement for the securing or posting of any bond in connection with such equitable remedy. If a court of competent jurisdiction determines that a Member has breached this Section IX, such Member shall be liable and pay to the Persons enforcing and entitled to enforce this Section IX, the reasonable legal fees and costs incurred by such Persons for such purpose. Nothing contained herein shall be construed as limiting any Protected Party's right to any other legal or equitable remedies, including the recovery of damages. In addition, in the event of an alleged breach or violation by a Member of any provision of this Section IX, the Restricted Period shall be tolled until such breach or violation has been duly cured.

9.5.2 If any provision of this Section IX should be adjudicated to be invalid or unenforceable in any applicable jurisdiction, to the extent any such provision may be valid and enforceable by limiting the scope of activities, or the geographical scope or time period covered by such provision, such provision shall be deemed limited to the extent, and only to the extent, necessary to make such provision enforceable to the fullest extent permissible under the laws of such jurisdiction.

9.5.3 In addition to the foregoing, in the event of a breach or threatened breach of any of the covenants contained in Section IX, the Company shall also have the right to seek enforcement of any other penalties or restrictions that may apply under any employment agreement, state law, or otherwise.

9.5.4 Each Member expressly agrees and acknowledges that the restrictions contained in Section IX do not preclude such Member from earning a livelihood, nor do they unreasonably impose limitations on such Member's ability to earn a living. In addition, Each Member agrees and acknowledges that the potential harm to the Protected Parties of the non-enforcement of Section IX outweighs any harm to such Member of its enforcement by injunction or otherwise. Each Member acknowledges that it has carefully read this Agreement and has given careful consideration to the restraints imposed, and is in full accord as to their necessity for the reasonable and proper protection of the Confidential Information. Each Member expressly acknowledges and agrees that (1) each and every restriction imposed by this Agreement is reasonable with respect to subject matter, time period and geographical area and such restrictions are necessary to protect the value of the Company (including the goodwill inherent therein), and (2) the Company would not have consummated the transactions contemplated herein without the restrictions contained in Section IX. Each Member understands and agrees that the restrictions and covenants contained in Section IX are in addition to, and not in lieu of, any non-competition,

non-solicitation or other similar obligations contained in any other agreements between such Member and any Protected Party.

Section X

Exculpation and Indemnification

10.1 Standard of Care, Exculpation of Covered Persons.

10.1.1 Covered Persons. As used herein, the term "**Covered Person**" shall mean (1) each General Manager, officer, employee, agent, partnership representative, or Representative of the Company, and (2) each officer, director, shareholder, partner, member, Affiliate, employee, agent or Representative of the General Manager, and each of their Affiliates.

10.1.2 Standard of Care. With respect any action or omission by a Covered Person in such Covered Person's capacity with the Company, such Covered Person shall act or choose not to act in good faith, with the care of a prudent person in a like position under similar circumstances and with the belief that such action or omission is in, or not opposed to, the best interest of the Company; *provided, however,* no Covered Person shall have personal liability to the Company or its Members except to the extent expressly provided in Section 10.2 of this Agreement. To the maximum extent permitted under the Delaware Act, no Class B Member shall have any duties (including fiduciary duties) to the Company or any other Member. The provisions of this Agreement to the extent that they limit or eliminate the duties (including fiduciary duties) and liabilities of any Covered Person or Class B Member to the Company or any Member otherwise existing at law or in equity or otherwise, are agreed by the Members to replace such other duties and liabilities of such Covered Person and Class B Member.

10.1.3 Good Faith Reliance. A Covered Person shall be fully protected in relying in good faith upon the records of the Company or its affiliates and upon such information, opinions, reports or statements (including financial statements and information, opinions, reports or statements as to the value or amount of the assets, liabilities, Profit or Losses of the Company or any facts pertinent to the existence and amount of assets from which distributions might properly be paid) of the following Persons or groups: (1) the General Manager; (2) one or more Officers or employees of the Company; (3) any attorney, independent accountant, appraiser or other expert or professional employed or engaged by or on behalf of the Company; or (4) any other Person selected in good faith by or on behalf of the Company, in each case as to matters that such relying Person reasonably believes to be within such other Person's professional or expert competence. The preceding sentence shall in no way limit any Person's right to rely on information to the extent provided in the Act.

10.2 Limitation of Liability. To the maximum extent that Delaware law in effect from time to time permits limitation of the liability of any Covered Person, no such Covered Person shall be liable, responsible, or accountable, in damages or otherwise, to the Company or its Members for any act performed by such Covered Person within the scope of authority conferred on such Covered Person by this Agreement, unless the action or omission by such Covered Person in such Covered Person's capacity with the Company is the result of fraud, gross negligence or an intentional breach by such Covered Person. This Agreement is not intended to, and does not,

create or impose any fiduciary duty on any Covered Person. The provisions of this Agreement, to the extent that they limit the duties and liabilities of a Covered Person otherwise existing at law or in equity, are agreed by the Members to replace such other duties and liabilities of such Covered Person. To the extent that, at law or in equity, any Covered Person has duties and liabilities related thereto to the Company or to any other Covered Person, a Covered Person acting under this Agreement shall not be liable to the Company or to any other Covered Person for such Covered Person's good faith reliance on the provisions of this Agreement.

10.3 Indemnification.

10.3.1 Indemnification. The Company shall indemnify, hold harmless, defend, pay and reimburse any Covered Person against any and all losses, claims, damages, judgments, fines or liabilities, including reasonable legal fees or other expenses incurred in investigating or defending against such losses, claims, damages, judgments, fines or liabilities, and any amounts expended in settlement of any claims (collectively, "**Losses**") attributable to any act or omission by such Covered Person within the scope of the authority conferred on such Covered Person by this Agreement, except for fraud, gross negligence, or an intentional breach of this Agreement; *provided, however,* that any indemnity under this Section 10.3.1 shall be provided out of and to the extent of the assets of the Company only.

10.3.2 Reimbursement. The Company shall promptly reimburse (and/or advance to the extent reasonably required) each Covered Person for reasonable legal or other expenses (as incurred) of such Covered Person in connection with investigating, preparing to defend or defending any claim, lawsuit or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this 10.3; *provided, that* if it is finally judicially determined that such Covered Person is not entitled to the indemnification provided by this 10.3, then such Covered Person shall promptly reimburse the Company for any reimbursed or advanced expenses.

10.3.3 Entitlement to Indemnity. The indemnification provided by this 10.3 shall not be deemed exclusive of any other rights to indemnification to which those seeking indemnification may be entitled under any agreement or otherwise. The provisions of this 10.3 shall continue to afford protection to each Covered Person regardless of whether such Covered Person remains in the position or capacity pursuant to which such Covered Person became entitled to indemnification under this 10.3 and shall inure to the benefit of the executors, administrators, legatees and distributees of such Covered Person.

10.3.4 Funding of Indemnification Obligation. Any indemnity by the Company relating to the matters covered in this 10.3 shall be provided out of and to the extent of Company assets only, and no Member (unless such Member otherwise agrees in writing) shall have personal liability on account thereof or shall be required to make additional Capital Contributions to help satisfy such indemnity by the Company.

10.3.5 Savings Clause. If this 10.3 or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless each Covered Person pursuant to this 10.3 to the fullest extent permitted by any applicable portion of this 10.3 that shall not have been invalidated and to the fullest extent permitted by applicable law.

10.3.6 Amendment. The provisions of this 10.3 shall be a contract between the Company, on the one hand, and each Covered Person who served in such capacity at any time while this 10.3 is in effect, on the other hand, pursuant to which the Company and each such Covered Person intend to be legally bound. No amendment, modification or repeal of this 10.3 that adversely affects the rights of a Covered Person to indemnification for Losses incurred or relating to a state of facts existing prior to such amendment, modification or repeal shall apply in such a way as to eliminate or reduce such Covered Person's entitlement to indemnification for such Losses without the Covered Person's prior written consent.

10.4 Survival. The provisions of this Section X shall survive the dissolution, liquidation and winding up of the Company.

Section XI

General Provisions

11.1 Amendments. This Agreement may be amended with the Consent of the Members and the consent of the General Manager; *provided, however,* that any amendment that would disproportionately and adversely affect the Class A Members as a group shall require the consent of the Members holding a majority of the issued and outstanding Class A Units; *provided, further that* the authorization or issuance of Units or other securities with powers, preferences or other rights *pari passu* or senior to the powers, preferences or other rights of the Class A Units shall not require the prior consent of the holders of the Class A Units. Any such amendment shall be evidenced by a writing and shall be delivered to each Member of the Company. Notwithstanding the forgoing, the General Manager is permitted to amend this Agreement to make any updates necessary to reflect any ministerial changes (including any changes necessary to reflect the admission of a Member).

11.2 Assurances. Each Member shall execute all such certificates and other documents and shall do all such filing, recording, publishing and other acts as the General Manager deems appropriate to comply with the requirements of law for the formation and operation of the Company and to comply with any laws, rules, and regulations relating to the acquisition, operation, or holding of the property of the Company.

11.3 Notices. Except as otherwise provided herein, any notice, demand, consent, election, offer, approval, request, or other communication (each, a "**Notification**") required or permitted under this Agreement must be in writing and either delivered personally or sent by certified or registered mail, postage prepaid, return receipt requested. Any Notification to be given hereunder by the Company shall be given by the General Manager. A Notification must be addressed to a Member at the Member's last known address on the records of the Company. A Notification to the Company must be addressed to the Company's principal office. A Notification delivered personally will be deemed given only when acknowledged in writing by the person to whom it is delivered. A Notification that is sent by mail will be deemed given three (3) business days after it is mailed. Any party may designate, by Notification to all of the others, substitute addresses or addressees for Notifications; and, thereafter, Notifications are to be directed to those substitute addresses or addressees.

11.4 Complete Agreement. This Agreement constitutes the complete and exclusive statement of the agreement among the Members. It supersedes all prior written and oral statements, including any prior representation, statement, condition, or warranty.

11.5 Applicable Law. All questions concerning the construction, validity, and interpretation of this Agreement and the performance of the obligations imposed by this Agreement shall be governed by the internal laws of the State of Delaware, without regard to principles of conflict of laws.

11.6 Section Titles. The headings herein are inserted as a matter of convenience only, and do not define, limit, or describe the scope of this Agreement or the intent of the provisions hereof.

11.7 Binding Provisions. This Agreement is binding upon, and inures to the benefit of, the parties hereto and their respective heirs, executors, administrators, personal and legal representatives, successors, and permitted assigns.

11.8 Jurisdiction and Venue. Any suit involving any dispute or matter arising under this Agreement may only be brought in the Delaware Chancery Court, or, if that court does not have jurisdiction, the United States District Court for the District of Delaware. Each Member hereby consents to the exercise of personal jurisdiction by any such court with respect to any such proceeding.

11.9 Terms. Common nouns and pronouns shall be deemed to refer to the masculine, feminine, neuter, singular and plural, as the identity of the Person may in the context require.

11.10 Interpretation. Each party hereto has been represented by legal counsel in connection with the negotiation and drafting of this Agreement. Each party hereto and its counsel has had an opportunity to review and suggest revisions to the language of this Agreement. Accordingly, no provision of this Agreement shall be construed for or against or interpreted to the benefit or disadvantage of any party by reason of any party having or being deemed to have structured or drafted such provision.

11.11 Separability of Provisions. Each provision of this Agreement shall be considered separable; and if, for any reason, any provision or provisions herein are determined to be invalid and contrary to any existing or future law, such invalidity shall not impair the operation of or affect those portions of this Agreement which are valid.

11.12 Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, *e.g.*, www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

[Signature page follows]

IN WITNESS WHEREOF, the parties have executed, or caused this Agreement to be executed, as of the date set forth hereinabove.

CLASS A MEMBERS:

[TBD]

CLASS B MEMBER:

ELECTRIC PLAYHOUSE, INC.

DocuSigned by:

By: ______________________
BBB680B2ECCB456...

Name: Brandon Garrett
Title: Chief Executive Officer

GENERAL MANAGER:

ELECTRIC PLAYHOUSE, INC.

DocuSigned by:

By: ______________________
BBB680B2ECCB456...

Name: Brandon Garrett
Title: Chief Executive Officer

Exhibit A

Members, Classes of Units and Capital Contributions

Name	Capital Contribution	Class A Units	Class B Units
[TBD – Class A]		[up to 5,000,000]	
Electric Playhouse, Inc.		0	10,000,000
Total		[up to 5,000,000]	10,000,000

FIRST AMENDMENT TO THE LIMITED LIABILITY COMPANY AGREEMENT OF ELECTRIC PLAYHOUSE NV LLC

THIS FIRST AMENDMENT TO THE LIMITED LIABILITY COMPANY AGREEMENT OF ELECTRIC PLAYHOUSE NV LLC (this "**Amendment**") is entered into on March 16, 2023, to be effective on September 9, 2022 (the "**Effective Date**"), by the undersigned. Capitalized terms used, but not defined, herein shall have the meaning as set forth in that certain Limited Liability Company Agreement of Electric Playhouse NV LLC, effective as of September 9, 2022 (the "**Operating Agreement**").

WHEREAS, the Members made and entered into the Operating Agreement to establish certain agreements relating to the ownership, management, and operation of the Company;

WHEREAS, Section 11.1 of the Operating Agreement provides that the Operating Agreement shall be amended only with the consent of the Members and the consent of the General Manager; provided, however, that any amendment that would disproportionately and adversely affect the Class A Members as a group shall require the consent of the Members holding a majority of the issued and outstanding Class A Units; provided, further, that the General Manager has the authority to amend the Operating Agreement without the consent of any other person to make any updates necessary to reflect any ministerial changes; and

WHEREAS, this Amendment would not disproportionately and materially adversely affect the economic rights of the Class A Members and further, such Amendment constitutes a ministerial change.

NOW, THEREFORE, in consideration of the covenants and agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned agree as follows:

1. Amendment to Section I of the Operating Agreement. The following definition is added to Section I of the Operating Agreement:

> "Consent of the Members" means the consent of the Member or Members holding a majority of the issued and outstanding Class B Units.

2. Miscellaneous.

(a) Full Force and Effect. Other than as set forth in this Amendment, all of the terms and conditions of the Operating Agreement shall continue in full force and effect.

(b) Entire Agreement. This Amendment and the Operating Agreement contain the entire agreement with respect to the subject matter hereof and supersede all prior and contemporaneous agreements respecting such subject matter.

(c) Binding Effect. This Amendment shall inure to the benefit of and be binding upon the Members, the Company and their respective successors and assigns.

(d) Governing Law. This Amendment shall be construed and enforced in accordance with and shall be governed by the laws of the State of Delaware, without regard to conflicts of law principles that would apply the laws of another jurisdiction.

(e) Delivery. Delivery of facsimile or .pdf, or other electronic copies (complying with the U.S. federal ESIGN Act of 2000 (e.g., www.docusign.com)) of signature pages for this Amendment shall be valid and treated for all purposes as delivery of the originals.

[Signature on Following Page]

IN WITNESS WHEREOF, the undersigned has executed this Amendment as of the date first written above.

GENERAL MANAGER:

ELECTRIC PLAYHOUSE, INC.

By:______________________________
Brandon Garrett, Chief Executive Officer

DocuSign

Certificate Of Completion

Envelope Id: 042DFBC9E90F4A31996D6636029D4F64		Status: Completed
Subject: Complete with DocuSign: Electric Playhouse NV LLC--First Amendment to the Limited Liability Com...		
Source Envelope:		
Document Pages: 3	Signatures: 1	Envelope Originator:
Certificate Pages: 4	Initials: 0	Elizabeth Stieff
AutoNav: Enabled		750 E. Pratt St.
EnvelopeId Stamping: Disabled		Baltimore, MD 21202
Time Zone: (UTC-05:00) Eastern Time (US & Canada)		EFStieff@Venable.com
		IP Address: 192.94.203.254

Record Tracking

Status: Original 3/16/2023 9:34:29 AM	Holder: Elizabeth Stieff EFStieff@Venable.com	Location: DocuSign

Signer Events

Signer Events	Signature	Timestamp
BRANDON GARRETT brandon@electricplayhouse.com Vice President Electric PLayhouse, Inc. Security Level: Email, Account Authentication (None)	 Signature Adoption: Uploaded Signature Image Using IP Address: 76.113.107.2	Sent: 3/16/2023 9:35:10 AM Viewed: 3/16/2023 9:42:24 AM Signed: 3/16/2023 9:42:41 AM

Electronic Record and Signature Disclosure:
Accepted: 3/16/2023 9:42:24 AM
ID: 2f5486e0-335e-4bd5-9e6c-79d5eeab2a23

In Person Signer Events	Signature	Timestamp

Editor Delivery Events	Status	Timestamp

Agent Delivery Events	Status	Timestamp

Intermediary Delivery Events	Status	Timestamp

Certified Delivery Events	Status	Timestamp

Carbon Copy Events	Status	Timestamp

Witness Events	Signature	Timestamp

Notary Events	Signature	Timestamp

Envelope Summary Events	Status	Timestamps
Envelope Sent	Hashed/Encrypted	3/16/2023 9:35:10 AM
Certified Delivered	Security Checked	3/16/2023 9:42:24 AM
Signing Complete	Security Checked	3/16/2023 9:42:41 AM
Completed	Security Checked	3/16/2023 9:42:41 AM

Payment Events	Status	Timestamps

Electronic Record and Signature Disclosure

ELECTRONIC RECORD AND SIGNATURE DISCLOSURE

From time to time, Venable LLP (we, us or Company) may be required by law to provide to you certain written notices or disclosures. Described below are the terms and conditions for providing to you such notices and disclosures electronically through your DocuSign, Inc. (DocuSign) Express user account. Please read the information below carefully and thoroughly, and if you can access this information electronically to your satisfaction and agree to these terms and conditions, please confirm your agreement by clicking the 'I agree' button at the bottom of this document.

Getting paper copies

At any time, you may request from us a paper copy of any record provided or made available electronically to you by us. For such copies, as long as you are an authorized user of the DocuSign system you will have the ability to download and print any documents we send to you through your DocuSign user account for a limited period of time (usually 30 days) after such documents are first sent to you. After such time, if you wish for us to send you paper copies of any such documents from our office to you, you will be charged a $0.00 per-page fee. You may request delivery of such paper copies from us by following the procedure described below.

Withdrawing your consent

If you decide to receive notices and disclosures from us electronically, you may at any time change your mind and tell us that thereafter you want to receive required notices and disclosures only in paper format. How you must inform us of your decision to receive future notices and disclosure in paper format and withdraw your consent to receive notices and disclosures electronically is described below.

Consequences of changing your mind

If you elect to receive required notices and disclosures only in paper format, it will slow the speed at which we can complete certain steps in transactions with you and delivering services to you because we will need first to send the required notices or disclosures to you in paper format, and then wait until we receive back from you your acknowledgment of your receipt of such paper notices or disclosures. To indicate to us that you are changing your mind, you must withdraw your consent using the DocuSign 'Withdraw Consent' form on the signing page of your DocuSign account. This will indicate to us that you have withdrawn your consent to receive required notices and disclosures electronically from us and you will no longer be able to use your DocuSign Express user account to receive required notices and consents electronically from us or to sign electronically documents from us.

All notices and disclosures will be sent to you electronically

Unless you tell us otherwise in accordance with the procedures described herein, we will provide electronically to you through your DocuSign user account all required notices, disclosures, authorizations, acknowledgements, and other documents that are required to be provided or made available to you during the course of our relationship with you. To reduce the chance of you inadvertently not receiving any notice or disclosure, we prefer to provide all of the required notices and disclosures to you by the same method and to the same address that you have given us. Thus, you can receive all the disclosures and notices electronically or in paper format through the paper mail delivery system. If you do not agree with this process, please let us know as described below. Please also see the paragraph immediately above that describes the consequences of your electing not to receive delivery of the notices and disclosures electronically from us.

How to contact Venable LLP:
You may contact us to let us know of your changes as to how we may contact you electronically, to request paper copies of certain information from us, and to withdraw your prior consent to receive notices and disclosures electronically as follows:
To contact us by email send messages to: jfcarroll@venable.com

To advise Venable LLP of your new e-mail address
To let us know of a change in your e-mail address where we should send notices and disclosures electronically to you, you must send an email message to us at jfcarroll@venable.com and in the body of such request you must state: your previous e-mail address, your new e-mail address. We do not require any other information from you to change your email address..
In addition, you must notify DocuSign, Inc to arrange for your new email address to be reflected in your DocuSign account by following the process for changing e-mail in DocuSign.
To request paper copies from Venable LLP
To request delivery from us of paper copies of the notices and disclosures previously provided by us to you electronically, you must send us an e-mail to jfcarroll@venable.com and in the body of such request you must state your e-mail address, full name, US Postal address, and telephone number. We will bill you for any fees at that time, if any.
To withdraw your consent with Venable LLP
To inform us that you no longer want to receive future notices and disclosures in electronic format you may:

i. decline to sign a document from within your DocuSign account, and on the subsequent page, select the check-box indicating you wish to withdraw your consent, or you may;
ii. send us an e-mail to jfcarroll@venable.com and in the body of such request you must state your e-mail, full name, IS Postal Address, telephone number, and account number. We do not need any other information from you to withdraw consent.. The consequences of your withdrawing consent for online documents will be that transactions may take a longer time to process..

Required hardware and software

Operating Systems:	Windows2000? or WindowsXP?
Browsers (for SENDERS):	Internet Explorer 6.0? or above
Browsers (for SIGNERS):	Internet Explorer 6.0?, Mozilla FireFox 1.0, NetScape 7.2 (or above)
Email:	Access to a valid email account
Screen Resolution:	800 x 600 minimum
Enabled Security Settings:	•Allow per session cookies •Users accessing the internet behind a Proxy Server must enable HTTP 1.1 settings via proxy connection

** These minimum requirements are subject to change. If these requirements change, we will provide you with an email message at the email address we have on file for you at that time providing you with the revised hardware and software requirements, at which time you will have the right to withdraw your consent.

Acknowledging your access and consent to receive materials electronically

To confirm to us that you can access this information electronically, which will be similar to other electronic notices and disclosures that we will provide to you, please verify that you were able to read this electronic disclosure and that you also were able to print on paper or electronically save this page for your future reference and access or that you were able to e-mail this disclosure and consent to an address where you will be able to print on paper or save it for your future reference and access. Further, if you consent to receiving notices and disclosures exclusively in electronic format on the terms and conditions described above, please let us know by clicking the 'I agree' button below.

By checking the 'I Agree' box, I confirm that:

- I can access and read this Electronic CONSENT TO ELECTRONIC RECEIPT OF ELECTRONIC RECORD AND SIGNATURE DISCLOSURES document; and

- I can print on paper the disclosure or save or send the disclosure to a place where I can print it, for future reference and access; and

- Until or unless I notify Venable LLP as described above, I consent to receive from exclusively through electronic means all notices, disclosures, authorizations, acknowledgements, and other documents that are required to be provided or made available to me by Venable LLP during the course of my relationship with you.